UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

II-VI Incorporated

(Exact name of registrant as specified in its charter)

Pennsylvania	0-16195	25-1214948
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

375 Saxonburg Boulevard, Saxonburg, PA	16056
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (724) 352-4455

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of II-VI Incorporated (“II-VI” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

II-VI, a global leader in engineered materials and opto-electronic components, is a vertically-integrated manufacturing company that creates and markets products for diversified markets including industrial manufacturing, optical communications, military and aerospace, high-power electronics, semiconductor laser and thermoelectronics applications. Headquartered in Saxonburg, Pennsylvania, with manufacturing, sales and distribution facilities worldwide, the Company produces numerous crystalline compounds including zinc selenide for infrared laser optics, silicon carbide for high-power electronic and microwave applications, and bismuth telluride for thermoelectric coolers.

The Company conducted an internal survey of its business units and required them to provide a certification to the Company as to whether any of their products contained Conflict Minerals and, if so, to identify the immediate suppliers of such Conflict Minerals. As a result of this internal survey, we determined that certain of our business units manufacture, or contract to manufacture, products containing Conflict Minerals which are necessary to the functionality or production of such products. These products include certain laser optics with coatings that contain gold, tantalum or tungsten, machined parts that may contain gold plating or tin solder and various parts and components made of gold, tin and tungsten that are incorporated into products offered by II-VI (collectively referred to herein as the “Covered Products”).

Based upon our determination that the Rule applies to the above-referenced Covered Products, we undertook a good-faith reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals included in such Covered Products originated in the Covered Countries, and whether any of the Conflict Minerals may be from recycled or scrap sources.

Our reasonable country of origin inquiry consisted of surveying the Company’s immediate suppliers of Conflict Minerals so as to ascertain and confirm that the Conflict Minerals supplied to the Company by such suppliers did not originate in Covered Countries, or that they otherwise came from recycled or scrap material. The Company utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) for supplier data collection and representation purposes. After identifying the direct suppliers of Conflict Minerals to the Company, all were asked to complete the EICC-GeSI Template. Of the suppliers that were contacted by II-VI, more than half responded to our inquiries with either a completed or partially completed EICC-GeSI Template, some alternative form of certification or a statement to the effect that the supplier was still in the process of determining the origin of its Conflict Minerals. The Company followed up with those suppliers that were non-responsive to its initial requests, but most of the non-responsive suppliers did not provide a response to such follow up requests either.

Based upon the information learned during the reasonable country of origin inquiry performed by the Company as described above, the Company exercised due diligence on the source and chain of custody of Conflict Minerals used by it for the Covered Products manufactured, or contracted to be manufactured, in calendar year 2013. These due diligences efforts are described in the Conflict Minerals Report that is provided as Exhibit 1.02 to this Form SD.

II-VI has developed a conflict minerals policy, which is made publicly available on our website at www.ii-vi.com/about/conflict-minerals.html, to reflect a commitment to sourcing materials from companies that share its values around human rights, ethics and environmental responsibility. The Company expects its suppliers to develop internal conflict minerals policies, due diligence frameworks, and management systems which are designed to identify and ultimately eliminate from use in products sold to II-VI any Conflict Minerals which are known to come from sources funding armed groups in the Covered Countries.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this Form SD. The Conflict Minerals Report also is publicly available on our Internet website at www.ii-vi.com/about/conflict-minerals/conflict-minerals-report.html.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

1.02	Conflict Minerals Report of II-VI Incorporated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

By:	/s/ Francis J. Kramer
Francis J. Kramer
President and Chief Executive Officer

Dated: May 30, 2014

Exhibit Index

Exhibit Number	Description

1.02	Conflict Minerals Report of II-VI Incorporated